SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Enviva Partners, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

29414J107
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29414J107

1	NAME OF REPORTING PERSON Manulife Financial Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

-0-

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

-0-

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None, except through its indirect, wholly-owned subsidiary, John Hancock Life Insurance Company (U.S.A)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

See line 9 above.

12	TYPE OF REPORTING PERSON*

HC

*SEE INSTRUCTIONS

CUSIP No.	29414J107

1	NAME OF REPORTING PERSON John Hancock Life Insurance Company (U.S.A.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐ (b) ☐
N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

Number of Shares Beneficially Owned by Each Reporting Person With		5	SOLE VOTING POWER

432,013

		6	SHARED VOTING POWER

-0-

		7	SOLE DISPOSITIVE POWER

432,013

		8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

432,013
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.09%

12	TYPE OF REPORTING PERSON*

IC

*SEE INSTRUCTIONS

Item 1(a)	Name of Issuer:
Enviva Partners, LP

Item 1(b)	Address of Issuer's Principal Executive Offices: 7200 Wisconsin Ave, Suite 1000 Bethesda, MD 20814

Item 2(a)	Name of Person Filing: This filing is made on behalf of Manulife Financial Corporation ("MFC") and MFC’s indirect, wholly-owned subsidiary John Hancock Life Insurance Company (U.S.A.).

Item 2(b)

Address of Principal Business Office:
The principal business offices of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.
The principal business office of John Hancock Life Insurance Company (U.S.A.) is located at 197 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)	Citizenship: MFC is organized and exists under the laws of Canada. John Hancock Life Insurance Company (U.S.A.) is organized and exists under the laws of the State of Michigan.

Item 2(d)	Title of Class of Securities: Common Units

Item 2(e)	CUSIP Number: 29414J107

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	MFC:	(g) (X)	a parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	John Hancock Life Insurance Company (U.S.A.)	(c) (X)	an insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

Item 4	Ownership:

(a) Amount Beneficially Owned: John Hancock Life Insurance Company (U.S.A.) has beneficial ownership of 432,013 shares of Common Units. Through its parent-subsidiary relationship to John Hancock Life Insurance Company (U.S.A.), MFC may be deemed to have beneficial ownership of these same shares.

(b) Percent of Class: Of the 39,767,468 shares of Common Units outstanding as of October 30, 2020, according to the Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 5, 2020, John Hancock Life Insurance Company (U.S.A) held 1.09%.

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote: John Hancock Life Insurance Company (U.S.A.) has sole power to vote or to direct the voting of the shares of Common Unit beneficially owned by each of them.

(ii) shared power to vote or to direct the vote: -0-

(iii)

sole power to dispose or to direct the disposition of:
John Hancock Life Insurance Company (U.S.A.) has sole power to dispose or to direct the disposition of the shares of Common Unit beneficially owned by each of them.

(iv) shared power to dispose or to direct the disposition of: -0-

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10

Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

	By:	/s/ Susie Rafael
	Name:	Susie Rafael
Dated: January 26, 2021	Title:	Agent*

John Hancock Life Insurance Company (U.S.A.)

	By:	/s/ Maureen M. Milet
	Name:	Maureen Milet
Dated: January 28, 2021	Title:	Vice President and Chief Compliance Officer - Investments

* Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation, Manulife Investment Management (US) LLC and Manulife Investment Management Limited agree that the Schedule 13G (Amendment No. 1) to which this Agreement is attached, relating to the Common Units of Enviva Partners LP, is filed on behalf of each of them.

Manulife Financial Corporation

	By:	/s/ Susie Rafael
	Name:	Susie Rafael
Dated: January 26, 2021	Title:	Agent*

John Hancock Life Insurance Company (U.S.A.)

	By:	/s/ Maureen M. Milet
	Name:	Maureen Milet
Dated: January 28, 2021	Title:	Vice President and Chief Compliance Officer - Investments

* Signed pursuant to a Power of Attorney dated January 17, 2018 included as Exhibit A to Schedule 13F-NT filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 29, 2018.